TIOMIN RESOURCES INC.

PRESS RELEASE

Tiomin Reports Final Drill Results from 2006-07 Program at Pukaqaqa Copper-Gold Project in Peru

Toronto, Canada. May 9, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) is pleased to report the drill results for the last 30 holes of a 16,218 meter drilling program at its Pukaqaqa copper-gold project ('the Project') located in central Peru. Tiomin is earning a 49% interest in the Project from Compañia Minera Milpo S.A. ("Milpo"), a well established Peruvian mining company. The results are consistent with prior data and increase the overall level of confidence in the Project's potential.

Milpo, the operator of the Project, recently completed the drilling program that started in August 2006. The company has received complete assay results for the final 30 holes totaling 8,015 meters. The drilling program was carried out systematically, starting from the north end of the Northern Blanket towards the Southern Blanket.

Highlights of the program include:

Hole No.	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Zone
PND-06-155	0.6	107.3	106.7	**0.59**	-	Northern Blanket
PND-06-158	542.2	588.6	46.4	**0.81**	0.22	Gaby Brec./Nort. Blanket
PND-06-164	133.8	194.6	60.8	**0.62**	-	Southern Blanket
PND-06-165	169.0	351.0	182.0	**0.67**	-	Gaby Brec./Nort. Blanket
PND-06-166	50.9	164.6	113.7	**0.60**	-	Northern Blanket
PND-06-167	613.7	660.7	47.0	**2.41**	0.53	Gaby Brec./Nort. Blanket
PND-06-168	110.3	152.4	42.1	**0.91**	-	Gaby Brec./Nort. Blanket
PND-06-169	136.3	190.1	53.8	**1.64**	0.07	Northern Blanket
PND-06-170	16.0	155.1	139.1	**0.51**	-	Southern Blanket
PND-06-171	123.1	220.2	97.1	**0.52**	0.11	Gaby Brec./Nort. Blanket
PND-06-173	90.4	200.4	110.0	**0.73**	0.02	Northern Blanket
PND-06-175	605.7	673.2	67.5	**0.68**	0.12	Northern Blanket
PND-06-177	2.6	178.2	175.6	**0.60**	-	Southern Blanket
PND-06-180	41.5	100.7	59.2	**0.62**	-	Monica Breccia
PND-06-183	29.5	130.0	100.5	**0.54**	-	Northern Blanket
PND-06-184	3.4	131.0	127.6	**0.49**	-	Northern Blanket

The Northern and Southern Blanket zones, which host the majority of the resources, are essentially flat-lying mineralized skarn deposits that are flanked to the east by the steeply dipping Gaby Breccia and Monica Breccia zones and to the west by the Raurac Breccia zone.

The Northern Blanket is now wider than initially interpreted towards the southwest but has decreased in width towards the northwest. The width of the Southern Blanket has increased to the northwest and decreased to the southwest. The Gaby Breccia has now been defined over a vertical distance of 300 meters with true widths ranging from 4 to 20 meters. A relatively higher grade mineralized zone joins the

Northern and Southern Blanket zones, extending for 200 meters with a width ranging from 50 to 100 meters to a depth of 170 meters.

The results from the infill drilling program indicate that the higher-grade Gaby Breccia has substantial variability in grade, volume and shape, which will require a tighter spacing to upgrade the resource to the measured and indicated categories. The Northern and Southern Blankets show more continuity in shape and grade, but present irregularity towards their boundaries.

The Pukaqaqa deposit contains a measured and indicated resource of 17.1 million tonnes grading 0.54% copper and 0.071 g/t gold (204 million pounds of copper and 39,000 ounces of gold) and an inferred resource of 114.6 million tonnes grading 0.60% copper and 0.096 g/t gold (1.5 billion pounds of copper and 354,000 ounces of gold), using a 0.30% copper cut-off grade. The objective of the current drilling program is to convert a large portion of the inferred resource to the indicated resources and start a pre-feasibility study for the development of the Project. This study would contemplate the development of an open pit mine together with a flotation plant, followed by a potential underground operation to capitalize on the higher grade zones at depth. Tiomin released the results of a preliminary economic assessment study on February 6, 2007.

You can access a drill hole location map (http://www.tiomin.com/i/pdf/2007-05-09_NRM.pdf) and an assay result table (http://www.tiomin.com/i/pdf/2007-05-09_NRT.pdf) for all holes from the 2006-07 drilling program on the Company's website by clicking on the address in parenthesis.

Quality Assurance/Quality Control and Qualified Person

Milpo has implemented a Quality Control program to ensure the accuracy in the collection and analysis of samples. Drill core (mainly HQ size) is sampled at two meters interval on average and split in half using a diamond saw. One half of the core is archived at the core storage facility on site while the other half is crushed, pulverized, split and a 250 gram portion is assayed at Actlabs Skyline Peru SAC (subsidiary of Activation Laboratories Ltd.). Actlabs have an ISO 9001:2000 certification in exploration and mineral preparation; gold determination by fire assay method, atomic absorption and gravimetry; and atomic absorption determination of Ag, Cu, Zn, As, Ni, Bi, Fe, Mn, and Mo. Accuracy of results is tested through the systematic inclusion of standards, field blanks and duplicate samples. The standards are prepared by SGS Peru, categorized into low, medium and high grade.

The Pukaqaqa exploration program is being managed by Mr. Jorge Hinostroza, Exploration Manager for Compañia Minera Milpo S.A.A. Mr. Robbert Borst, Vice president - Project Development for Tiomin, a Qualified Person within the meaning of National Instrument 43-101, has verified and approved the data disclosed in this release.

For further information, please contact Tiomin at (416) 350-3779 Jean-Charles Potvin, CEO, ext. 227 or Robert Jackson, President, ext. 230. Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of metals and minerals, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

Table 1. Summary Drill Results for the Pukaqaqa Project

Hole No.	Azimut	Dip	Depth	Zone		From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Cut Off %
PND-06-155	230.0	-50	107.3	Northern Blanket		**0.6**	**107.3**	**106.7**	-	4.13	**0.59**	0.02	0.30
					Inc.	1.9	45.9	44.0	-	5.27	0.85	0.03	0.50
PND-06-156	230.0	-58	203.8			82.8	112.3	29.5	0.16	5.15	0.78	0.01	0.50
				Gaby Breccia	Inc.	82.8	92.3	9.5	0.08	4.32	0.66	0.01	0.50
				Northern Blanket	Inc.	92.3	112.3	20.0	0.19	5.55	0.84	0.01	0.50
PND-06-157	0.0	-90	103.0			No Significant Intercepts							
PND-06-158	252.2	-42	701.2			**542.2**	**588.55**	**46.35**	0.22	6.00	**0.81**	0.03	0.30
				Gaby Breccia	Inc.	542.2	556.75	14.55	0.11	5.91	0.41	0.02	0.30
				Northern Blanket	Inc.	556.75	588.55	31.8	0.26	6.05	0.99	0.03	0.30
					Inc.	578.05	584.85	6.8	0.41	5.13	1.41	0.03	0.50
PND-06-159	0.0	-90	232.2	Monica Breccia		40.2	71.9	31.7	0.07	11.90	0.40	0.48	0.30
				Southern Blanket		80.7	192.1	111.4	0.05	34.42	0.35	0.04	0.30
PND-06-160	230.0	-45	107.5	Gaby Breccia		12.0	46.0	34.0	-	4.05	0.54	0.06	0.30
						84.0	107.5	23.5	-	2.62	0.34	0.02	0.30
PND-06-161	219.3	-49.5	298.1	vein in MBL		147.2	156.0	8.8	0.24	27.85	2.12	1.01	1.00
				Gaby Breccia		160.0	166.4	6.4	0.16	27.59	0.75	1.07	0.50
				Northern Blanket		211.1	266.3	55.2	0.10	4.88	0.53	0.10	0.30
					Inc.	213.1	244.3	31.2	0.13	5.81	0.75	0.14	0.50
PND-07-162	51.47	-45	102.6	Northern Blanket		35.3	50.2	14.9	-	5.17	0.54	0.04	0.30
PND-07-163	230.4	-71	222.6	Northern Blanket		**73.0**	**201.0**	**128.0**	-	3.72	**0.38**	0.03	0.30
PND-07-164	231.7	-45	232.0	Monica Breccia		123.0	127.8	4.8	-	7.05	1.21	1.24	1.00
				Southern Blanket		**133.8**	**194.6**	**60.8**	-	4.55	**0.62**	0.04	0.30
					Inc.	133.8	157.4	23.6	-	4.61	0.36	0.05	0.30
					Inc.	157.4	189.4	32.0	-	4.73	0.87	0.04	0.50
PND-07-165	236.2	-54	351.0	vein in MBL		131.0	137.0	6.0	-	10.47	0.63	0.18	0.30
						169.0	**351.0**	**182.0**	-	6.81	**0.67**	0.17	0.30
				Gaby Breccia	Inc.	169.0	257.0	88.0	-	7.88	0.54	0.17	0.30
					Inc.	185.0	193.0	8.0	-	9.68	1.13	0.22	1.00
				Northern Blanket	Inc.	257.0	351.0	94.0	-	5.80	0.79	0.17	0.30
					Inc.	307.0	345.0	38.0	-	5.85	1.19	0.23	1.00
PND-07-166	229.0	-52.5	273.6	Northern Blanket		**50.9**	**164.6**	**113.7**	-	4.97	**0.60**	0.46	0.30
					Inc.	62.9	98.8	35.9	-	6.32	1.01	1.10	1.00
						226.6	253.6	27.0	-	7.10	0.37	0.06	0.30
PND-07-167	250.8	-51	704.2			**613.65**	**660.65**	**47.0**	0.53	11.56	**2.41**	0.29	0.30
				Gaby Breccia	Inc.	613.65	622.0	8.35	0.13	7.15	0.65	0.16	0.30
					Inc.	622.0	645.6	23.6	0.98	17.50	4.29	0.43	1.00
				Northern Blanket		645.6	660.65	15.05	0.07	4.69	0.44	0.16	0.30
PND-07-168	231.1	-43	230.1			**110.3**	**152.4**	**42.1**	-	6.14	**0.91**	0.13	0.30
				Gaby Breccia	Inc.	110.3	119.3	9.0	-	6.16	0.81	0.23	0.50
				Northern Blanket	Inc.	119.3	152.4	33.1	-	6.13	0.93	0.11	0.30
						188.4	230.1	41.7	-	3.29	0.51	0.02	0.30
					Inc.	194.4	204.4	10.0	-	4.16	0.87	0.01	0.50
PND-07-169	220.5	-65	201.0	vein in MBL		106.9	112.9	6.0	-	9.04	0.86	0.74	0.50
				Northern Blanket		**136.3**	**190.1**	**53.8**	0.07	7.07	**1.64**	0.08	0.30
PND-07-170	53.1	-53	155.1	Southern Blanket		**16.0**	**155.1**	**139.1**	-	1.54	**0.51**	0.03	0.30
					Inc.	16.0	50.0	34.0	-	2.19	0.86	0.01	0.50
					Inc.	70.0	92.0	22.0	-	2.39	0.74	0.06	0.30

Hole No.	Azimut	Dip	Depth	Zone		From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Cut Off %
PND-07-171	213.2	-59	240.0			**123.1**	**220.2**	**97.1**	0.11	4.21	**0.52**	0.04	0.30
				Gaby Breccia	Inc.	123.1	133.1	10.0	0.16	6.07	0.57	0.14	0.30
				Northern Blanket	Inc.	133.1	220.2	87.1	0.10	3.99	0.51	0.03	0.30
					Inc.	133.1	148.5	15.4	0.20	12.35	1.33	0.03	0.50
PND-07-172	232.2	-66	226.0	Southern Blanket		115.6	125.6	10.0	-	4.83	0.60	0.04	0.30
						185.6	199.6	14.0	-	9.28	2.25	0.10	0.50
PND-07-173	211.9	-55	202.6	Northern Blanket		**90.4**	**200.4**	**110.0**	0.02	3.81	**0.73**	0.02	0.30
					Inc.	90.4	159.8	69.4	-	4.58	0.91	0.03	0.50
					Inc.	104.4	122.4	18.0	-	5.99	1.66	0.03	1.00
					Inc.	159.8	200.4	40.6	0.06	2.50	0.43	0.01	0.30
PND-07-174	290.9	-63	150.0	Southern Blanket		**5.9**	**148.1**	**142.2**	-	3.68	**0.35**	0.08	0.30
					Inc.	5.9	21.0	15.1	-	5.95	0.64	0.26	0.50
PND-07-175	253.0	-47	690.8	Northern Blanket		**605.65**	**673.2**	**67.55**	0.12	5.09	**0.68**	0.17	0.30
PND-07-176	287.6	-73.5	185.7	Southern Blanket		8.2	10.2	2.0	-	4.55	0.42	0.40	0.30
						42.2	48.2	6.0	-	3.76	0.53	0.71	0.30
						92.2	96.2	4.0	-	5.37	0.47	0.18	0.30
						116.1	185.7	69.6	-	4.07	0.38	0.19	0.30
PND-07-177	228.3	-53	192.0	Southern Blanket		**2.6**	**178.2**	**175.6**	-	4.08	**0.60**	0.13	0.30
					Inc.	8.6	28.6	20.0	-	6.16	0.84	0.36	0.50
					Inc.	42.7	74.6	31.9	-	3.79	0.69	0.10	0.50
					Inc.	120.4	166.2	45.8	-	3.66	0.76	0.11	0.50
PND-07-178	70.9	-70	227.2	Southern Blanket		156.4	186.4	30.0	-	2.87	0.33	0.05	0.30
PND-07-179	279.0	-80	148.5	Southern Blanket		3.3	22.3	19.0	-	6.53	0.64	0.36	0.30
						46.3	64.7	18.4	-	3.70	0.34	0.12	0.30
						86.7	98.7	12.0	-	3.95	0.34	0.24	0.30
						126.7	146.7	20.0	-	3.43	0.40	0.04	0.30
PND-07-180	251.0	-60	200.2	Monica Breccia		**41.5**	**100.7**	**59.2**	-	5.98	**0.62**	0.16	0.30
				Southern Blanket		136.5	188.9	52.4	0.05	5.13	0.31	0.02	0.30
PND-07-181	0.0	-90	115.5			No Significant Intercepts							
PND-06-182	250.3	-59	950.4	Gaby Breccia		876.35	882.35	6.0	0.05	3.96	0.42	0.15	0.30
				Northern Blanket		888.0	890.0	2.0	0.19	4.42	1.25	0.07	0.30
PND-06-183	154.3	-74	130.0	Northern Blanket		**29.5**	**130.0**	**100.5**	-	3.24	**0.54**	0.02	0.30
					Inc.	43.5	93.5	50.0	-	2.73	0.63	0.02	0.50
PND-06-184	64.8	-56	131.0	Northern Blanket		**3.4**	**131.0**	**127.6**	-	4.55	**0.49**	0.03	0.30
					Inc.	83.7	131.0	47.3	-	4.67	0.72	0.03	0.50

Note: True width for the Northern Blanket is estimated to average 82% of the drilled length (ranging from 28% to 100%). True width for the Southern Blanket is estimated to average 87% of the drilled length (ranging from 58% to 98%). True width for the Gaby Breccia is estimated to average 77% of the drilled length (ranging from 29% to 100%).

END